                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934


                                Amendment No. 8


                            PRECISION SYSTEMS, INC.
                            -----------------------
                                (Name of Issuer)


                         Common Stock ($.01 par value)
                         -----------------------------
                         (Title of Class of Securities)


                                  740329-10-7
                                  -----------
                                 (CUSIP Number)


                           Thomas J. Egan, Jr., Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                          Washington, D.C.  20006-4078
                                 (202) 452-7000
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 4, 1998
                                 -------------
                         (Date of Event which Requires
                           Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





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
CUSIP No. 740329-10-7
------------------------------------------------------------------------------------------------------
(1)      Name of Reporting Persons
         S.S. or I.R.S. Identification No. of Above Persons

         RMS Limited
           Partnership            Crystal Diamond, Inc.             Roy M. Speer
         88-0224372               88-0223159                        ###-##-####

------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member                                       (a) [x]
         of a Group  (See Instructions)                                              (b) [ ]
------------------------------------------------------------------------------------------------------
(3)      SEC Use Only


------------------------------------------------------------------------------------------------------
(4)      Source of Funds
                                  PF

------------------------------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings                                    [ ]
         is Required Pursuant to Items 2(d) or 2(e)
         N/A
------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         RMS Limited Partnership -- Nevada limited partnership
         Crystal Diamond, Inc. -- Nevada corporation
         Roy M. Speer -- individual citizen of the United States

------------------------------------------------------------------------------------------------------
Number of Shares                           (7)   Sole Voting Power
Beneficially Owned                                          0
by Each Reporting                          -----------------------------------------------------------
Person With                                (8)   Shared Voting Power
                                                 3,634,432 by each person
                                           -----------------------------------------------------------
                                           (9)   Sole Dispositive Power
                                                            0
                                           -----------------------------------------------------------
                                           (10)  Shared Dispositive Power
                                                 3,634,432 by each person
------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         RMS Limited Partnership -- 3,634,432 shares
         Crystal Diamond, Inc. -- 3,634,432 shares
         Roy M. Speer -- 3,634,432 shares

------------------------------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11)                                   [x]
         Excludes Certain Shares
------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         RMS Limited Partnership -- 19.84%
         Crystal Diamond, Inc. -- 19.84%
         Roy M. Speer -- 19.84%

------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person

         RMS Limited Partnership -- PN
         Crystal Diamond, Inc. -- CO
         Roy M. Speer -- IN





                               Page 2 of 6 Pages
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Securities and Exchange Commission
Washington, D.C.
Schedule 13D
----------------------------------

         RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as filed on July 31, 1992 and as amended by that Amendment No. 1 to the Schedule 13D dated December 17, 1993, by that Amendment No. 2 to the
Schedule 13D dated January 5, 1995, by that Amendment No. 3 to the Schedule 13D dated April 5, 1995, by that Amendment No. 4 to the Schedule 13D dated June 10, 1996 and by that Amendment No. 5 to the Schedule 13D dated June 27, 1996 and by that Amendment No. 6 to the Schedule 13D dated April 7, 1997 and by that Amendment No. 7 to the Schedule 13D dated September 30, 1997 (as amended the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Precision Systems, Inc., a Delaware corporation.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended to read as follows:

         On March 4, 1998, Mr. Speer, in his capacity as Chairman of the corporate general partners of Speer Communications Holdings Limited Partnership and Speer Virtual Media Limited Partnership (collectively "Speer") sent a letter (the "Proposal Letter"), a copy of which is attached as Exhibit A, to Precision Systems, Inc. ("PSI") with respect to a proposed exchange transaction (the "Exchange") among Speer and certain of their affiliates and PSI whereby Speer would exchange certain of its assets, cash and securities held by Speer for Common Stock of PSI and a recapitalization of PSI. The material terms of the Proposal Letter are set forth below and are hereby qualified in their entirety by the Proposal Letter itself, a copy of which is set forth as Exhibit A hereto and is herein incorporated by reference.

         Pursuant to the Proposal Letter, in the Exchange Speer would contribute certain assets, stock held by it and its controlled limited partnerships and $15 million in cash to PSI. The assets which would be contributed include substantially all of the assets held by Speer and its subsidiary entities, including Speer's digital storage operations, certain uplinking and broadcasting assets (not including WNAB Channel 58 Nashville), digital production and post production facilities and studios, Speer's enhanced services business, and certain other assets. In addition, Speer would transfer all of the outstanding capital stock of Professional Video Services, Inc. and certain real property located in Nashville, Tennessee to PSI.





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         As set forth in the Proposal Letter, in consideration for the contribution of the Speer assets summarized above, PSI would issue 100 million shares of Common Stock to Speer.

         In addition, the Proposal Letter states that simultaneous with the closing of the Exchange, RMS would agree to convert all of the issued and outstanding PSI Series A Preferred Stock and Series B Preferred Stock (collectively the "Preferred Stock") held by RMS and the outstanding principal and accrued interest on the Promissory Note dated September 30, 1997 (the "Note")into shares of Common Stock at an exchange ratio of $1.00 per share. Further, as condition of closing the Exchange, PSI would have to cause all of the holders of the Preferred Stock and the Notes other than RMS to convert such securities and obligations into Common Stock pursuant to an exchange ratio of not less than $1.00 per share.

         The Proposal Letter provides that closing of the Exchange and the recapitalization will be conditioned on the transactions qualifying as tax free transactions pursuant to which Speer must own or control not less than 80% of the voting equity of PSI following the consummation of the transactions.

         The Proposal Letter requires that at the closing of the Exchange the PSI Board of Directors would be expanded from six to nine members, and that PSI would nominate three persons designated by Speer to fill the new director positions.

         Finally, the Proposal Letter contains certain other customary conditions and provisions with respect to the proposed Exchange.

         Other than as described in this Item 4, neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has any present plans or proposals which relate to or would result in: (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries; (4) any material change in the capitalization or dividend policy of the Company; (5) any other material change in the Company's business or corporate structure; (6) changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (7) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association; (8) a class of equity securities of the Company to become eligible for termination of registration





                               Page 4 of 6 Pages
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pursuant to Section 12(g)(4) of the Act; or (9) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, RMS, Crystal Diamond and Mr. Speer reserve the right to purchase additional securities of the Company, dispose of all or a portion of their holdings of securities of the Company, revise the terms of the transactions described in the Proposal Letter, withdraw the Proposal Letter, or change their intentions with respect to any of the matters referred to in this Item 4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended by adding the following paragraph thereto:

         The entire proposal by Mr. Speer to PSI is set forth in the Proposal Letter. The material terms of the Proposal Letter are described in Item 4 above and are hereby qualified in their entirety by the Proposal Letter itself, a copy of which is attached as Exhibit A and which is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A        - Letter dated March 5, 1998 from Mr. Roy M. Speer
                          Chairman of Speer Communications Limited Partnership
                          (also referred to as Speer Communications Holdings
                          Limited Partnership) and Speer Virtual Media Limited
                          Partnership, to Mr. Willem Huisman, President and
                          Chief Executive Officer, Precision Systems, Inc.





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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 1998


                                              /s/ Roy M. Speer
                                              ---------------------------------
                                              Roy M. Speer


                                              RMS LIMITED PARTNERSHIP,
                                              a Nevada limited partnership


                                              /s/ C. Thomas Burton
                                              ---------------------------------
                                              C. Thomas Burton
                                              President
                                              of Crystal Diamond, Inc.,
                                              the Managing General Partner of
                                              RMS Limited Partnership


                                              CRYSTAL DIAMOND, INC.,
                                              a Nevada corporation


                                              /s/ C. Thomas Burton
                                              ---------------------------------
                                              C. Thomas Burton
                                              President





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